UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITEQ SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 East 42nd Street, Suite 3500
(No. and Street)

New York	NY	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL ASARO 347 694 7645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Due to difficulties arising due to COVID-19, we are submitting this document without notarization.

OATH OR AFFIRMATION

I, <u>DAVID JORGESON</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>EQUITEQ SECURITIES LLC</u> , as of <u>DECEMBER 31</u> , 20<u>20</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<u>   </u>
Signature

<u>CEO   </u>
Title

Due to difficulties arising due to COVID-19, we are submitting this document without notarization.
_____
               Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EQUITEQ SECURITIES LLC

Audited Financial Statement

With

Report of Independent Registered Public Accounting Firm

December 31, 2020

PUBLIC

EQUITEQ SECURITIES LLC

DECEMBER 31, 2020

Table of Contents



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Equiteq Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Equiteq Securities LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Equiteq Securities LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Equiteq Securities LLC's management. Our responsibility is to express an opinion on Equiteq Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Equiteq Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Equiteq Securities LLC's auditor since 2019.
New York, New York
February 22, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM

EQUITEQ SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	350,408
Due from Parent Company		1,190,299
Other assets		3,064
TOTAL ASSETS	$	1,543,771
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	4,531
Accrued expenses		34,206
TOTAL LIABILITIES		38,737
MEMBER'S EQUITY		1,505,034
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,543,771

The accompanying notes are an integral part of this statement.

EQUITEQ SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Equiteq Securities LLC (the "Company") was formed as a limited liability company in New York on August 11, 2016. The Company is registered as a Capital Acquisitions Broker ("CAB") under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC") as of August 9, 2017. As a CAB the Company is limited to raising capital for private placements of securities through sales to institutional investors and Mergers and Acquisitions advisory services. The Company engaged in no private placements in December 31, 2020.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. There were no accounts receivable or allowance for doubtful accounts as of December 31, 2020.

Revenue and Expense Recognition

Significant Judgment
Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Mergers and Acquisitions Advisory Fees
The Company engages in mergers and acquisitions advisory services for business entities. Revenues are earned from two aspects of their contracts. One manner in which fees can be earned is from the performance of ongoing advisory and consulting services. The other way the Company can earn fees is upon the success of a merger and acquisition. Revenue from ongoing advisory services is recognized and earned when a successful closing occurs or upon cancellation of the agreement. Payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms. Success fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for mergers and acquisitions transactions, as there are no significant actions which the Company needs to take subsequent to this date.

Disaggregation of Revenue
All of the Company's 2020 revenues originated from advisory fees associated with successful deal closings.

3

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue and Expense Recognition (Continued)

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and is derecognized when the cash is received. There are no receivable balances as of December 31, 2020.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of January 1, 2020 and as of December 31, 2020, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2020, there were no contract liabilities.

Income Taxes

The Company is a single member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated to its member. The Company's sole member is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is reflected on the books of the Company, in accordance with the provisions of the Income Taxes Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). This Topic requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. For the year ended December 31, 2020, the Company had no allocated portion of UBT.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement approach for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2020, the Company had no material unrecognized tax and no uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's income tax returns for three years from the date of filing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Use of Estimates</u>
The preparation of the financial statement and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates and such differences could be material.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

<u>Cash</u>
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. At December 31, 2020, the Company's uninsured cash balance totaled $100,408. The Company has not incurred any losses on this account.

<u>Revenue</u>
During the year ended December 31, 2020, all of the Company's mergers and acquisitions revenue were from three customers.

NOTE 4 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13, "Measurement of Credit Losses on Financial Instruments - Credit Losses" ("ASC Topic 326"). The main objective of ASC 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this Topic replace the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (i.e. based on collateral arrangements or the credit quality of the counterparty). The Company identified in-scope assets impacted by the new standard as i. Securities borrowed and related rebate receivables; ii. Receivables from brokers, dealers and clearing organizations; and iii. Receivables from customers. ASC 326 specifies that the Company adopt the new guidance prospectively by recording a cumulative-effect adjustment to the opening retained earnings as of the beginning of the period of adoption. Effective January 1, 2020, the Company adopted FASB ASU 2016-13 and accordingly recognized a cumulative-effect adjustment of $0 in 2020.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change from day to day, but on December 31, 2020, the Company had net capital of $311,671 which was $306,671 in excess of its required net capital of $5,000; and the Company's percentage of aggregate indebtedness to net capital was approximately 12%.

NOTE 6 – RELATED PARTY

The Company is a wholly owned subsidiary of Equiteq, Inc. (The "Parent Company"). The Company has an expense sharing agreement in place with the Parent Company, whereby an allocation of fees is made for compensation and benefits, occupancy and data and communication expense which are included in the statement of operations, respectively.

The Parent Company enters into revenue agreements with third parties for mergers and acquisitions advisory fees. Once it is determined by management that the transaction will be equity based, and thus securities related, the revenue agreement, with all rights thereto, is then assigned to the Company.

The agreements entered into by the Parent Company are assigned, with all rights to the agreement, to the Company. Due from Parent Company is $1,190,299 at December 31, 2020 and consists of amounts relating to the Company paying expenses on its Parent's behalf.

NOTE 7 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 8 – SUBSEQUENT EVENTS

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." Disruptions to business operations have occurred and could continue to develop as a result of quarantines of employees, and customers in areas affected by the outbreak. Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.